
12/3


09042940

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing
Section

NOV 27 2009
Washington, DC
112

| SEC FILE NUMBER |
|---|
| 8- 48776 |

### FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___10/01/08___ AND ENDING ___09/30/09___
MM/DD/YY                                      MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALTON SECURITIES GROUP, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2410 STATE STREET
(No. and Street)

| ALTON | IL | 62002 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOLT & PATTERSON, LLC
(Name – *if individual, state last, first, middle name*)

| 260 CHESTERFIELD INDUSTRIAL BLVD | CHESTERFIELD | MO | 63005 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

   X| Certified Public Accountant

   ☐ Public Accountant

   ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 2 7 2009
BRANCH OF REGISTRATIONS
AND
02 EXAMINATIONS

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)


AD
12/16

# OATH OR AFFIRMATION

I, ___ DENNIS ROSE _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___ ALTON SECURITIES GROUP, INC. _____ , as

of ___ SEPTEMBER 30 _____ , 20_09___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

TREASURER
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- X| (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X| (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PHONE 636/530-1040

FAX 636/530-1101

260 CHESTERFIELD INDUSTRIAL BLVD.

CHESTERFIELD, MO 63005

PHONE 636/530-1040

FAX 636/530-1101

SEC Mail Processing
Section

NOV 2 7 2009
Washington, DC
112

ALTON SECURITIES GROUP, INC.

FINANCIAL STATEMENTS AND REPORTS

FOR THE YEAR ENDED

SEPTEMBER 30, 2009

**ALTON SECURITIES GROUP, INC.**
TABLE OF CONTENTS
SEPTEMBER 30, 2009



INDEPENDENT AUDITORS' REPORT

**HOLT &**

**PATTERSON,**
LLC

CERTIFIED
PUBLIC
ACCOUNTANTS

The Board of Directors
Alton Securities Group, Inc.
Alton, IL

We have audited the accompanying statement of financial condition of Alton Securities Group, Inc. (a corporation) as of September 30, 2009, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the
financial position of Alton Securities Group, Inc. as of September 30, 2009, and the results of its operations
and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information located on pages 13, 14 and 15 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Holt & Patterson, LLC
November 16, 2009

260 CHESTERFIELD INDUSTRIAL BLVD.

CHESTERFIELD, MO 63005

PHONE 636/530-1040

FAX 636/530-1101



**HOLT &**

**PATTERSON,**
LLC
CERTIFIED
PUBLIC
ACCOUNTANTS


**Independent Auditors Report on**
**Internal Control Required by SEC Rule 17a-5**


November 16, 2009

The Board of Directors
Alton Securities Group, Inc..
Alton, IL

In planning and performing our audit of the financial statements and supplemental schedules of Alton Securities Group, Inc. (the Company) for the years ended September 30, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11). Because the Company does not carry securities accounts for customers or perform custodial functions relating to the customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

260 CHESTERFIELD INDUSTRIAL BLVD.

CHESTERFIELD, MO 63005

PHONE 636/530-1040

FAX 636/530-1101

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Holt & Patterson, LLC

## ALTON SECURITIES GROUP, INC.
## STATEMENT OF FINANCIAL CONDITION
## SEPTEMBER 30, 2009

### ASSETS

| | |
|---|---:|
| **Current Assets:** | |
| Cash and Cash Equivalents | $ 19,398 |
| Deposit with Clearing Broker | 50,000 |
| Receivable from Clearing Broker | 101,710 |
| Refundable Income Tax - Federal | 7,954 |
| Prepaid Insurance | 3,327 |
| Prepaid State Income Taxes | 1,388 |
| Prepaid Federal Income Tax | 700 |
| Total Current Assets | 184,477 |
| | |
| **Fixed Assets:** | |
| Furniture and Equipment, at Cost, Less | |
| Accumulated Depreciation of $37,058 | 422 |
| | |
| **Other Assets:** | |
| Rent Deposit | 500 |
| Deferred Tax Asset - Federal | 300 |
| Deferred Tax Asset - States | 1,800 |
| Total Other Assets | 2,600 |
| | |
| Total Assets | $ 187,499 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---:|
| **Current Liabilities:** | |
| Accounts Payable | $ 61,571 |
| Accrued Payroll | 26,500 |
| Payroll Taxes Payable | 1,634 |
| Deferred Tax Liability - Federal | 75 |
| Deferred Tax Liability - States | 25 |
| Total Current Liabilities | 89,805 |
| | |
| **Subordinated Borrowings:** | |
| Notes Payable to Stockholders | 29,800 |
| | |
| Total Liabliities | 119,605 |
| | |
| **Stockholders' Equity:** | |
| Common Stock, Class A, $100 Par Value, Authorized 2,250 | |
| Shares, Issued and Outstanding 1,052 Shares | 105,200 |
| Common Stock, Class B, $100 Par Value, Authorized 15,000 | |
| Shares, Issued 301 Shares, Outstanding 0 Shares | 30,100 |
| Treasury Stock, Class B, $100 Par Value, 301 Shares, At Cost | (30,100) |
| Additional Paid-In Capital | 19,241 |
| Retained Earnings (Deficit) | (56,547) |
| Total Stockholders' Equity | 67,894 |
| | |
| Total Liabilities and Stockholders' Equity | $ 187,499 |

# ALTON SECURITIES GROUP, INC.
## STATEMENT OF INCOME
### FOR THE YEAR ENDED SEPTEMBER 30, 2009

| | |
|---|---:|
| **Revenues:** | |
| Commissions and Fees | $ 1,339,181 |
| Interest Income | 101,059 |
| Total Revenues | 1,440,240 |
| | |
| **Expenses:** | |
| Employee Compensation and Benefits | 198,974 |
| Commissions - Employees | 155,283 |
| Contractual Commissions | 556,268 |
| Communications/Informational Systems | 333,560 |
| Contributions | 1,990 |
| Occupancy and Equipment Rental | 34,488 |
| Interest | 1,788 |
| Taxes, Other than Income Taxes | 25,327 |
| Advertising | 27,787 |
| Depreciation | 80 |
| Insurance | 11,417 |
| License and Fees | 5,121 |
| Professional Fees | 30,085 |
| Travel and Entertainment | 19,575 |
| Telephone | 9,801 |
| Repairs and Maintenance | 8,422 |
| Supplies | 12,416 |
| Subscriptions | 28,657 |
| Utilities | 21,118 |
| Other Operating Expenses | 7,267 |
| Total Expenses | 1,489,424 |
| | |
| Income (Loss) Before Income Taxes | (49,184) |
| Provision (Benefit) for Income Taxes, Including Net Deferred Tax $2,090 | (8,044) |
| | |
| Net Income (Loss) | $ (41,140) |
| | |
| Earnings (Loss) Per Share of Common Stock | $ (39.11) |

ALTON SECURITIES GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2009

| | Common Stock | | Common Stock | | Treasury Stock | | Additional | Retained | Total |
| | Class A | | Class B | | Class B | | Paid-in | Earnings | Stockholders' |
| | Shares | Amount | Shares | Amount | Shares | Amount | Capital | (Deficit) | Equity |
|---|---|---|---|---|---|---|---|---|---|
| Balances, Beginning of Year | 1052 | $ 105,200 | 301 | $ 30,100 | 301 | $ (30,100) | $ 19,241 | $ (15,407) | $ 109,034 |
| Net Income (Loss) | — | — | — | — | — | — | — | (41,140) | (41,140) |
| Balances, End of Year | 1052 | $ 105,200 | 301 | $ 30,100 | 301 | $ (30,100) | $ 19,241 | $ (56,547) | $ 67,894 |

See Accountant's Report and Notes
Holt and Patterson, LLC

ALTON SECURITIES GROUP, INC.
STATEMENT OF CHANGES IN
SUBORDINATED BORROWINGS
FOR THE YEAR ENDED SEPTEMBER 30, 2009

| | |
|---|---|
| Subordinated Borrowings, Beginning of Year | $ 29,800 |
| Increases: | |
| Issuance of Subordinated Notes | 0 |
| Decreases: | |
| Payment of Subordinated Notes | 0 |
| Subordinated Borrowings, End of Year | $ 29,800 |

ALTON SECURITIES GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2009

| | |
|---|---:|
| Cash Flows From Operating Activities: | |
| Net Income (Loss) | $ (41,140) |
| | |
| Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by | |
| Operating Activities: | |
| Depreciation | 80 |
| Net Deferred Taxes | (2,090) |
| | |
| (Increase) Decrease in Operating Assets: | |
| Receivable from Clearing Broker | (3,661) |
| Receivable from Alton Capital Management, Inc. | 221 |
| Receivable from Others | 22,614 |
| Refundable Income Taxes | (7,954) |
| Prepaid Insurance | 128 |
| Prepaid State Income Taxes | (687) |
| Prepaid Federal Income Tax | 237 |
| | |
| Increase (Decrease) in Operating Liabilities: | |
| Accounts Payable | 13,372 |
| Accrued Payroll | (4,369) |
| Payroll Taxes Payable | 258 |
| State Income Taxes Payable | (406) |
| Net Cash Provided (Used) by Operating Activities | (23,397) |
| | |
| Net Increase (Decrease) in Cash, Cash Equivalents, and Deposits with Clearing Broker | (23,397) |
| | |
| Cash, Cash Equivalents, and Deposits with Clearing Broker: | |
| Beginning of Year | 92,795 |
| | |
| End of Year | $ 69,398 |
| | |
| Supplemental Disclosures: | |
| Interest Paid | $ 1,788 |

See Accountant's Report and Notes
Holt and Patterson, LLC

**ALTON SECURITIES GROUP, INC.**
Notes to Financial Statements
For the Year Ended September 30, 2009


NOTE 1:  ORGANIZATION AND NATURE OF BUSINESS

Alton Securities Group, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is an Illinois corporation with headquarters in Alton, Illinois and operating throughout the United States. The broker-dealer's primary source of revenue is commissions from providing brokerage services to customers who are small businesses and individuals.

NOTE 2:  SIGNIFICANT ACCOUNTING POLICIES

*Basis of Presentation*

The Company is engaged in a single line of business as a securities broker-dealer.

*Basis of Accounting*

The accompanying financial statements are presented in accordance with the accrual basis of accounting.

*Securities Transactions and Commissions*

Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

*Income Taxes*

The amount of current and deferred tax assets and payables or refundable taxes is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax assets or liabilities between years.

*Depreciation*

Depreciation is provided on a straight-line basis using the estimated useful lives as follows:

|  | Years | Cost | Accumulated Depreciation |
|---|---|---|---|
| Furniture and Equipment | 3-10 | $ 32,963 | $ 32,541 |
| Signage | 5 | 4,516 | 4,516 |
|  |  | 37,479 | $ 37,057 |
| Less Accumulated Depreciation |  | (37,057) |  |
| Net Property and Equipment |  | $ 422 |  |

See Accountant's Report

*Statement of Cash Flows*

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

*Concentrations of Cash*

The Company at times during the year had cash deposits which exceeded $250,000 in multiple accounts in two banks. The Federal Deposit Insurance Corporation (FDIC) insures only the first $250,000 of funds at member banks.

## NOTE 3: CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

No cash has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. The Company does not hold any customer funds, accordingly, no reserve account is required.

## NOTE 4: RECEIVABLE FROM AND PAYABLE TO CLEARING BROKER

The Company clears its transactions through RBC Capital Management on a fully disclosed basis. At year end, the amount receivable from clearing broker is $101,710; no amounts are due to the clearing broker.

## NOTE 5: SUBORDINATED BORROWINGS

The borrowings under subordination agreements originally dated September 30, 1996, and extended on July 8, 2004, are listed below.

Subordinated notes, 6 percent, due July 15, 2011                    $29,800

The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

## NOTE 6: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At September 30, 2009, the Company had net capital of $81,203 which was $31,203 in excess of its required net capital of $50,000. The Company's net capital ratio was 1.10 to 1.

## NOTE 7: INCOME TAXES

The current and deferred portions of the income tax expense (benefit) included in the statement of income as determined with FASB Statement 109, Accounting for Income Taxes, are as follows:

|  | Current | Deferred | Prior | Total |
|---|---|---|---|---|
| Federal | $ 0 | $ (300) | $ (5,954) | $ (6,254) |
| State | 0 | (1,790) |  | (1,790) |
|  | $ 0 | $ (2,090) | $ (5,954) | $ (8,044) |

Deferred income tax assets and liabilities are principally applicable to differences in tax and book depreciation and net operating loss carry forwards. Net deferred income tax asset is $2,000 as of September 30, 2009.

|  | Deferred Tax Asset | Deferred Tax Liability | Net Deferred Tax Liability (Assets) |
|---|---|---|---|
| Federal | 300 | $ 75 | $ (225) |
| States | $ 1,800 | 25 | (1,775) |
|  | $ 2,100 | $ 100 | $ (2,000) |

A reconciliation of the difference between the expected income tax expense or income computed at the U.S. statutory income tax rate and the Company's income tax expense is shown in the following table:

| | |
|---|---|
| Expected Income Tax Expense (Refund) at U.S. Statutory Tax Rate | $ (7,378) |
| The effect of: | |
| Nondeductible Expenses | 1,124 |
| Income Tax Expense (Benefit) | $ (6,254) |

## NOTE 8: BASIC EARNINGS PER SHARE

Basic earnings per share of common stock were computed by dividing net income by the weighted average number of common shares outstanding for the year (1,052 shares). Diluted earnings per share are not presented because the Company has issued no dilutive potential common shares.

## NOTE 9: PENSION PLAN

The Company adopted a SIMPLE - IRA plan effective September 1, 1997. Any employee who has received at least $5,000 in compensation is eligible to contribute to this plan. The plan calls for the Company to make matching contributions towards employee contributions. The contribution matches dollar for dollar up to three (3) percent of compensation. The Company has no future liability beyond the match. Pension expense for the year amounted to $7,961.

See Accountant's Report

NOTE 10: <u>USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS</u>

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 11: <u>LEASE COMMITMENTS</u>

The Company leases office space under a lease agreement. The lease agreement expires August 31, 2010 and continues month to month. The lease agreement calls for lease payments of $2,500 per month and the associated cost of insurance. Lease payments totaled $30,000 for the year. The office space is leased from a related company which is owned by the same stockholders as the Company.

The Company leases postage equipment under a 63 month agreement expiring February, 2014. The Company pays quarterly rental payments of $395. Payments under this lease totaled $1,945 for the year.

The Company leased copier equipment under a 60 month agreement which expired June, 2009. The Company paid monthly rental payments of $168. Payments under this lease totaled $2,543 for the year.

At year end, the future minimum lease payments under the terms of the various leases are as follows:

| Year Ending September 30, | Amount |
|---|---|
| 2010 | $ 31,580 |
| 2011 | 1,580 |
| 2012 | 1,580 |
| 2013 | 1,580 |
| 2014 | 395 |
| | $ 36,715 |

NOTE 12: <u>RELATED PARTY TRANSACTIONS</u>

The Company has a related company (Alton Capital Management, Inc.) which is owned by the same owners as the Company. Alton Capital Management, Inc. derives its revenues from investment advisory services. The Company receives administration fees from Alton Capital Management, Inc. During the year, the Company received $75,053 in administration fees.

See Note 11 for related party transactions relating to rent.

NOTE 13: <u>ADVERTISING COST</u>

Non-direct-response advertising costs are expensed in the year incurred. This amount totaled $27,787 during the year. The Company did not incur any direct-response advertising cost during year.

SUPPLEMENTARY
INFORMATION

ALTON SECURITIES GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2009

NET CAPITAL

| | |
|---|---|
| Total Stockholders' Equity Qualified for Net Capital: | $ 67,894 |

Add:
| | |
|---|---|
| Subordinated Borrowings Allowable in Computation of Net Capital | 29,800 |
| Total Capital and Allowable Subordinated Borrowings | 97,694 |

Deductions and/or Charges:
Non-Allowable Assets:
| | |
|---|---|
| Furniture and Equipment (Net) | 422 |
| Other Assets | 16,069 |
| Total | 16,491 |
| Total Net Capital | $ 81,203 |

AGGREGATE INDEBTEDNESS

Items Included in the Statement of Financial Condition
| | |
|---|---|
| Accrued Payroll | $ 26,500 |
| Accounts Payable | 61,571 |
| Other Accrued Expenses | 1,634 |
| Total Aggregate Indebtedness | $ 89,705 |

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---|
| Minimum Net Capital Required | $ 50,000 |
| Excess Net Capital at 1500% | $ 76,718 |
| Excess Net Capital at 1000% | $ 72,232 |
| Ratio: Aggregate Indebtedness to Net Capital | 1.10 to 1 |

There is no material difference from the Company's computation and Part II of Form X-17A-5(a) on September 30, 2009.